Public ASML 2024 First-Quarter results Veldhoven, the Netherlands April 17, 2024 ASML reports €5.3 billion total net sales and €1.2 billion net income in Q1 2024 2024 outlook unchanged Exhibit 99.2

Public Page 2April 17, 2024 • Investor key messages • Business summary • Outlook • Financial statements Agenda

Public Page 3April 17, 2024 Investor key messages

Public Page 4April 17, 2024 Investor key messages • Global megatrends in the electronics industry, supported by a highly profitable and fiercely innovative ecosystem, are expected to continue to fuel growth across the semiconductor market • Growth in semiconductor end markets and increasing lithography intensity are driving demand for our products and services • ASML’s comprehensive product portfolio is aligned with our customers’ roadmaps, delivering cost effective solutions in support of all applications from leading edge to mature nodes • Based on different market scenarios1 as presented during our Investor Day in November 2022, we modeled an opportunity to reach annual revenue in 2025 between approximately €30 billion and €40 billion, with a gross margin between approximately 54% and 56% and in 2030 an annual revenue between approximately €44 billion and €60 billion, with a gross margin between approximately 56% and 60% • ASML and its supply chain partners are actively adding and improving capacity to meet current and future customer demand • We continue to execute our ESG Sustainability strategy and shared the latest progress and actions to reach our targets in our integrated Annual Report 2023, published on February 14, 2024 • We expect to continue to return significant amounts of cash to our shareholders through a combination of growing dividends and share buybacks 1 based on third party research and our assumptions

Public Page 5April 17, 2024 Business summary

Public Page 6April 17, 2024 1 Installed Base Management equals our net service and field option sales 2 Income from operations as a percentage of Total net sales 3 Net bookings include all system sales orders and inflation-related adjustments, for which written authorizations have been accepted. Q1 results summary • Total net sales of €5.3 billion, net system sales of €4.0 billion, Installed Base Management1 sales of €1.3 billion • Gross margin of 51.0% • Operating margin2 of 26.3% • Net income as a percentage of total net sales of 23.1% • Earnings per share (basic) of €3.11 • Net bookings3 of €3.6 billion ◦ including EUV bookings of €656 million Numbers have been rounded for readers' convenience.

Public Page 7April 17, 2024 Shipped 1st NXE:3800E system New multiplatform technologies for higher throughput and stability at higher power

Public Page 8April 17, 2024 Net system sales breakdown (Quarterly) Q1’24 Net system sales €3,966 million Q4’23 Net system sales €5,683 million

Public Page 9April 17, 2024 Logic Memory Installed Base Management1 1 Installed Base Management equals our net service and field option sales Total net sales € million by End-use

Public Page 10April 17, 2024 Net systems bookings1 activity by End-use Q1’24 net system bookings €3,611 million Q4’23 net system bookings €9,186 million 1 Net bookings include all system sales orders and inflation-related adjustments, for which written authorizations have been accepted.

Public Page 11April 17, 2024 • ASML intends to declare a total dividend for the year 2023 of €6.10 per ordinary share • Recognizing the three interim dividends of €1.45 per ordinary share paid in 2023 and 2024, this leads to a final dividend proposal to the Annual General Meeting of €1.75 per ordinary share • In Q1 2024 we purchased around 0.5 million shares for a total amount of around €400 million Capital return to shareholders Share buyback Dividend paid Third interim and final dividend for a year are paid in the subsequent year Total dividend Interim dividend (paid) Proposed final dividend

Public Page 12April 17, 2024 Outlook

Public Page 13April 17, 2024 Outlook Q2 • Total net sales between €5.7 billion and €6.2 billion, including ◦ Installed Base Management1 sales of around €1.4 billion • Gross margin between 50% and 51% • R&D costs of around €1,070 million • SG&A costs of around €295 million 2024 • Similar total net sales with a slightly lower gross margin, relative to 2023 • Estimated annualized effective tax rate between 16% and 17% 1 Installed Base Management equals our net service and field option sales

Public Page 14April 17, 2024 Financial Statements

Public Page 15April 17, 2024 Consolidated statements of operations € million Quarter on Quarter Q1 2023 Q2 2023 Q3 2023 Q4 2023 Q1 2024 Total net sales 6,746 6,902 6,673 7,237 5,290 Gross profit 3,413 3,544 3,462 3,717 2,697 Gross margin % 50.6 51.3 51.9 51.4 51.0 R&D costs (948) (1,000) (992) (1,041) (1,032) SG&A costs (260) (281) (288) (284) (273) Income from operations 2,205 2,263 2,182 2,392 1,392 Operating income as a % of total net sales 32.7 32.8 32.7 33.1 26.3 Net income 1,956 1,942 1,893 2,048 1,224 Net income as a % of total net sales 29.0 28.1 28.4 28.3 23.1 Earnings per share (basic) € 4.96 4.93 4.81 5.21 3.11 Earnings per share (diluted) € 4.95 4.93 4.81 5.20 3.11 Lithography systems sold (units) 1 100 113 112 124 70 Net bookings 2 3,752 4,500 2,602 9,186 3,611 1 Lithography systems do not include metrology and inspection systems. 2 Net bookings include all system sales orders and inflation-related adjustments, for which written authorizations have been accepted. These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Public Page 16April 17, 2024 Consolidated statements of cash flows € million Quarter on Quarter Q1 2023 Q2 2023 Q3 2023 Q4 2023 Q1 2024 Cash and cash equivalents, beginning of period 7,268 6,648 6,341 4,976 7,005 Net cash provided by (used in) operating activities 734 385 1,128 3,197 (252) Net cash provided by (used in) investing activities (436) (545) (1,090) (617) (724) Net cash provided by (used in) financing activities (916) (137) (1,406) (545) (927) Effect of changes in exchange rates on cash (2) (10) 3 (6) (1) Net increase (decrease) in cash and cash equivalents (620) (307) (1,365) 2,029 (1,904) Cash and cash equivalents, end of period 6,648 6,341 4,976 7,005 5,101 Short-term investments 5 5 5 5 305 Cash and cash equivalents and short-term investments 6,653 6,346 4,981 7,010 5,406 Purchases of property, plant and equipment and intangible assets (539) (544) (510) (602) (424) Free cash flow 1 194 (161) 618 2,595 (676) 1 Free cash flow, which is a non-GAAP measure, is defined as net cash provided by (used in) operating activities minus purchases of Property, plant and equipment and intangible assets, see US GAAP Consolidated Financial Statements These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Public Page 17April 17, 2024 Consolidated balance sheets € million Quarter on Quarter Assets Q1 2023 Q2 2023 Q3 2023 Q4 2023 Q1 2024 Cash & cash equivalents and short-term investments 6,653 6,346 4,981 7,010 5,406 Net accounts receivable and finance receivables 4,862 5,686 5,682 5,774 5,041 Contract assets 236 193 267 240 303 Inventories, net 7,392 7,734 8,379 8,851 9,865 Loan receivable 364 364 921 929 930 Other assets 2,735 2,912 2,776 2,230 2,539 Tax assets 1,921 2,275 2,681 2,873 2,524 Equity method investments 970 1,040 1,094 920 951 Goodwill 4,556 4,556 4,583 4,589 4,589 Other intangible assets 814 789 757 742 711 Property, plant and equipment 4,355 4,728 5,093 5,493 5,841 Right-of-use assets 290 306 300 307 343 Total assets 35,148 36,929 37,514 39,958 39,043 Liabilities and shareholders' equity Current liabilities 16,948 16,755 16,310 16,275 15,049 Non-current liabilities 8,413 9,569 9,209 10,231 10,200 Shareholders' equity 9,787 10,605 11,995 13,452 13,794 Total liabilities and shareholders' equity 35,148 36,929 37,514 39,958 39,043 These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Public Page 18April 17, 2024 This document and related discussions contain statements that are forward-looking within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to plans, strategies, expected trends, including trends in the semiconductor industry and end markets and business environment trends, including expected demand, lithography tool utilization, semiconductor inventory levels, bookings and order coverage at certain bookings levels, expected recovery in the semiconductor industry and expected turn in the cycle and expected timing thereof, plans to increase capacity, outlook and expected financial results, including expected results for Q2 2024, including net sales, IBM sales, gross margin, R&D costs, SG&A costs, expected results for full year 2024, including expectations with respect to revenue and gross margin and estimated annualized effective tax rate, expectations with respect to sales by market segment, EUV, DUV and IBM sales and margins and expected drivers thereof, and other full year 2024 expectations, expectations with respect to expected financial performance in 2025 and expected drivers thereof, statements made at our 2022 Investor Day, including revenue and gross margin opportunity for 2025 and 2030, statements with respect to export control policy and regulations and expected impact on us, our expectation to return significant amounts of cash to shareholders through growing dividends and share buybacks, including the amount of shares intended to be repurchased under our share repurchase program and statements with respect to dividends, statements with respect to expected performance and capabilities of our systems and customer plans and other non-historical statements. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target”, “future”, “progress”, “goal”, “opportunity” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, customer demand and semiconductor equipment industry capacity, worldwide demand for semiconductors and semiconductor manufacturing capacity, lithography tool utilization and semiconductor inventory levels, general trends and consumer confidence in the semiconductor industry, the impact of general economic conditions, including the impact of the current macroeconomic uncertainty on the semiconductor industry, the impact of inflation, interest rates, geopolitical developments, the impact of pandemics, the performance of our systems, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, our production capacity and ability to adjust capacity to meet demand, supply chain capacity, constraints and logistics, timely availability of parts and components, raw materials, critical manufacturing equipment and qualified employees, constraints on our ability to produce systems to meet demand, the number and timing of systems ordered, shipped and recognized in revenue, risks relating to fluctuations in net bookings, the risk of order cancellation or push outs and restrictions on shipments of ordered systems under export controls, risks relating to the trade environment, import/export and national security regulations and orders and their impact on us, including the impact of changes in export regulations and the impact of such regulations on our ability to obtain necessary licenses and to sell our systems and services to certain customers, changes in exchange and tax rates, available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, the number of shares that we repurchase under our share repurchase programs, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, our ability to meet ESG goals and execute our ESG strategy, other factors that may impact ASML’s business or financial results, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2023 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law. Forward looking statements

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